

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2020

Vivek Gupta
Chief Executive Officer
Mastech Digital, Inc.
1305 Cherrington Parkway
Building 210, Suite 400
Moon Township, Pennsylvania 15108

      Re: Mastech Digital, Inc.
          Registration Statement on Form S-3
          Filed July 29, 2020
          File No. 333-240153

Dear Mr. Gupta:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jennifer López at 202-551-3792 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services